UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K (excluding the attached exhibit 99.1) shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-196112), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. (the “Registrant”) under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On October 11, 2016, the Registrant entered into a license and commercial supply agreement with Mallinckrodt LLC ("Mallinckrodt"), by which the Registrant has granted Mallinckrodt an exclusive license to market, sell and distribute in the United States the following extended release drug product candidates (the "licensed products") for which the Registrant has abbreviated new drug applications ("ANDAs") filed with the U.S. Food and Drug Administration ("FDA"):
- Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – ANDA Tentatively Approved by FDA
- Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
- Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review
Under the terms of the 10-year agreement, the Registrant will receive a non-refundable upfront payment of US$3 million in October 2016. In addition, the agreement also provides for the Registrant to have a long-term profit sharing arrangement with respect to the licensed products (which includes up to $11 million in cost recovery payments to the Registrant). The Registrant has agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis, and Mallinckrodt has agreed that the Registrant will be its sole supplier of the licensed products marketed in the U.S.
The agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event the Registrant does not obtain FDA approvals of the licensed products by specified dates, or pursuant to any one of several termination rights of each party.
There can be no assurance as to when or if any of the licensed products will receive final FDA approval or that, if so approved, the licensed products will be successfully commercialized and produce significant revenues for the Registrant.
On October 11, 2016, the Registrant issued a news release, a copy of which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Domenic Della Penna
Date: October 11, 2016	Domenic Della Penna Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	News Release dated October 11, 2016 - Intellipharmaceutics Signs an Exclusive License and Commercial Supply Agreement with Mallinckrodt